Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 27, 2005

List of materials

Documents attached hereto:


i)   Press release announcing Executive Appointments


                                                                  April 27, 2005
                                                                     No. 04-026E

Executive Appointments

Tokyo, Japan - At its Board of Directors Meeting held on April 26, 2005, Sony Corporation decided candidates for the positions of Member of the Board. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 22, 2005.


Members of the Board(*Independent Director)

The candidates for Board Members are as follows. Four new Board Members have been selected (**).

Howard Stringer

Ryoji Chubachi (**)

Katsumi Ihara (**)

Akishige Okada*      Chairman of the Board (Representative Director),
                     Sumitomo Mitsui Financial Group, Inc.,
                     Chairman of the Board (Representative Director),
                     Sumitomo Mitsui Banking Corporation

Hirobumi Kawano*     Senior Vice President, JFE Steel Corporation

Yotaro Kobayashi*    Chairman of the Board, Fuji Xerox Co., Ltd.

Sakie T. Fukushima*  Representative Director & Regional Managing Director-Japan,
                     Korn/Ferry International
                     Member, Board of Directors, Korn/Ferry International, U.S.A

Yoshihiko Miyauchi*  Director, Representative Executive Officer, Chairman and
                     Chief Executive Officer, ORIX Corporation

Yoshiaki Yamauchi*   Director, Sumitomo Mitsui Financial Group, Inc.

Peter Bonfield* (**) Member of the Board, Telefonaktiebolaget LM Ericsson

Fueo Sumita* (**)    Chief of Sumita Accounting Office

Goran Lindahl



Members of the Board Retired
----------------------------

Nobuyuki Idei

Kunitake Ando

Teruo Masaki

Ken Kutaragi

Teruhisa Tokunaka

Akihisa Ohnishi

Iwao Nakatani        Director of Research, UFJ Institute Ltd., President,
                     Tama University

Carlos Ghosn         President and Chief Executive Officer, Nissan Motor Co.,
                     Ltd.
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